Exhibit 99.1

EpicQuest Education Announces 1-for-16 Reverse Stock Split

TOLEDO, Ohio, February 12, 2026 /GLOBE NEWSWIRE/ -- EpicQuest Education Group International Limited (Nasdaq: EEIQ), (“EpicQuest Education,” or the “Company”), a provider of higher education for domestic and international students in the US, Canada and the UK, today announced that the Company’s Board of Directors (the “Board”) approved (i) a reverse stock split (the “Reverse Stock Split”) of the Company’s ordinary shares (the “Ordinary Shares”) at a ratio of 1-for-16, and (ii) the amendment and restatement of the Company’s Amended and Restated Memorandum and Articles of Association in order to reduce the authorized number of Ordinary Shares from 970,000,000 shares to 60,625,000 shares, to reduce the authorized but unissued number of Preferred Shares from 10,000,000 shares to 625,000 shares (a reduction at the same ratio as Reverse Stock Split), and to increase the par value per share of Ordinary Shares and Preferred Shares from US$0.0016 to US$0.0256 per share.

The Reverse Stock Split will be effective on Tuesday, February 17, 2026 (the “Effective Date”) and the Ordinary Shares will begin trading on a split-adjusted basis when the Nasdaq Stock Market LLC opens for trading on that same day. The Ordinary Shares will continue to trade on the Nasdaq Capital Market under the trading symbol “EEIQ” but will trade under the following new CUSIP number: G3104J142.

As a result of the Reverse Stock Split, every 16 Ordinary Shares held as of the Effective Date will be automatically combined into one Ordinary Share. The number of outstanding Ordinary Shares will be reduced from approximately 23,671,667 Ordinary Shares to approximately 1,479,479 Ordinary Shares. There are currently no Preferred Shares outstanding.

No fractional shares will be issued as a result of the Reverse Stock Split; instead, the Company will pay cash in lieu of fractional shares in an amount equal to the fair value of such fractional share, with such fair value being the closing price of the Ordinary Shares on a post-Reverse Stock Split basis on the Nasdaq Capital Market on the first trading date of the Ordinary Shares following the effectiveness of the Reverse Stock Split.

The Reverse Stock Split affects all stockholders uniformly and will not alter any stockholder’s percentage interest in the Company’s equity, except to the extent that the reverse split results in some stockholders owning a fractional share as described above. Once the Reverse Stock Split becomes effective, shareholders holding common stock through a bank, broker or other nominee will have their shares automatically adjusted to reflect the reverse stock split.  Beneficial holders may contact their bank, broker or nominee for more information.  Please direct any questions to your broker or the Company’s transfer agent, Vstock Transfer LLC, by calling 212-828-8436 or contacting them by email at info@vstocktransfer.com.

EpicQuest Education’s Strategy of Internationalization

EpicQuest Education believes that its collaborative programs for Davis University and EduGlobal College, its two owned and operated institutions of higher learning, are a key element of its internationalization strategy to expand its student enrollment and academic programming. The Company’s strategy provides enhanced globalized learning and enriched multicultural experiences that can help students reach their full potential and better prepare them for careers in the global economy. Further, EpicQuest Education’s strategic growth plan has increased its international student enrollment in recent periods which can lead to strong and sustainable financial results.

About EpicQuest Education Group International Limited

EpicQuest Education Group International Limited (“EpicQuest Education” or the “Company”) provides comprehensive education solutions for domestic and international students seeking university and University degrees in the US, Canada and the UK. The Company owns and operates EduGlobal College, based in British Columbia, Canada, which focuses on English proficiency educational programming for students pursuing academic degrees. The Company operates and is a 70% owner of Davis University, a career training university located in Toledo, Ohio. In addition, the Company has a recruiting relationship with the Miami University Regional campuses, where it maintains residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the regional campuses that provides study abroad and post-study services for its students; these facilities are not owned, maintained, operated or are a part of Miami University. The Company is also a recruiting agent for the University of the West of Scotland (through The Education Group (London) Ltd) and Coventry University, both of which are located in the UK. EpicQuest Education recently established a wholly owned subsidiary, Gilmore Inv LLC (“Gilmore”), in Ohio, that will offer international educational programs related to kinesiology and recreation education. The Company also established a company in Ohio, SouthGilmore LLC that has been formed to organize sports-related entertainment projects, which is 40% owned by Gilmore. For more information, please visit www.epicquesteducation.com/.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our most recent Form 20-F and otherwise in our SEC reports and filings and the Company’s statements regarding its ability to regain compliance with the Nasdaq Bid Price Rule. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

EpicQuest Education Group International Limited +1 513-649-8350

info@epicquesteducation.com

Investor Relations: Precept Investor Relations LLC

David Rudnick+1 646-694-8538

david.rudnick@preceptir.com

Source: EpicQuest Education Group International Limited